Exhibit 21

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Jurisdiction of
Name	Incorporation

Titan Distribution, Inc.	Illinois
Titan Europe, Limited	United Kingdom
Titan Italia, S.p.A	Italy
Titan Luxembourg S.a.r.l	Luxembourg
Titan Tire Corporation	Illinois
Titan Tire Corporation of Natchez	Mississippi
Titan Tire Corporation of Texas	Texas
Titan Wheel Corporation of Illinois	Illinois
Titan Wheel Corporation of Iowa	Iowa

E-1